November 5, 2010

Via U.S. Mail and Facsimile – (502)227-1692

Doug Carpenter, CFO
Farmers Capital Bank Corporation
PO Box 309
202 W Main St.
Frankfort, KY 40601

      Re: Farmers Capital Bank Corporation
              Form 10-K for the period ended December 31, 2009
              Forms 10-Q for the period ended March 31, 2010, June 30, 2010 and
              September 30, 2010
              File No.: 0-14412

Dear Mr. Carpenter:

We have completed our review of your filings and do not have any further comments at this time.

              Sincerely,

              Kevin W. Vaughn
              Accounting Branch Chief